EXHIBIT 99.1

Cukurova Has Not Signed Agreement on Turkcell Holding Shares

STOCKHOLM, Sweden, May 23, 2005 (PRIMEZONE) -- Cukurova has not signed the negotiated final share purchase agreement with TeliaSonera on the sale of all its Turkcell Holding shares. TeliaSonera will pursue legal actions to protect its rights.

On March 25, 2005, an agreement was announced in which Cukurova agreed to sell all its shares in Turkcell Holding to TeliaSonera. The agreement stated that the transaction was subject to further due diligence on Turkcell and on agreement on final share purchase agreement. That agreement also included a May 23rd deadline for execution of the final share purchase agreement. That time limit has now been passed.

The parties agreed all material terms to the final share purchase agreement in late March, and TeliaSonera has completed its due diligence. While Cukurova has not signed the final share purchase agreement, TeliaSonera believes that Cukurova is still required to complete the transaction. The agreement states that the parties were required to act in good faith and use their reasonable best endeavours to conclude the due diligence and a final share purchase agreement. Cukurova has in TeliaSonera's view not acted accordingly. TeliaSonera will therefore pursue legal actions to protect its rights.

The agreement regarding Cukurova accepting TeliaSonera's proposal to acquire an effective 27 percent stake in Turkcell for USD 3.1 billion (SEK 23 billion) was approved by 99.55 percent of the votes at Turkcell's Annual General Meeting on April 29, 2005. TeliaSonera has been and remains prepared and committed to complete a transaction.

Forward-Looking Statements

Statements made in the press release relating to future status or circumstances, including future performance and other trend projections are forward-looking statements. By their nature, forward-looking statements involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future. There can be no assurance that actual results will not differ materially from those expressed or implied by these forward-looking statements due to many factors, many of which are outside the control of TeliaSonera.

TeliaSonera's President & CEO Anders Igel is available to media for comments via TeliaSonera's Press Office at tel. +46-(0)8-713 58 30.

TeliaSonera is the leading telecommunications company in the Nordic and Baltic regions. At the end of December 2004 TeliaSonera had 15,411,000 mobile customers (51,359,000 incl associated companies) and 8,312,000 fixed telephony customers (8,943,000 incl associated companies) and 2,017,000 Internet customers (2,056,000 incl associated companies). Outside the home markets TeliaSonera has extensive interests in the growth markets in Russia, Turkey and Eurasia. TeliaSonera is listed on the Stockholm Stock Exchange and the Helsinki Stock Exchange. Net sales January-December 2004 amounted to SEK 81.9 billion (EUR 9.08 billion). The number of employees was 29,082.

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CONTACT:  TeliaSonera
          Anders Igel
          President & CEO
          tel. +46-(0)8-713 58 30.